Exhibit 21

SUBSIDIARIES OF ANIXA BIOSCIENCES, INC.

Name of Company and Name Doing Business	Jurisdiction of Organization

Anixa Diagnostics Corporation	State of Delaware

Certainty Therapeutics, Inc.	State of Delaware

CopyTele International Ltd.	British Virgin Islands

CopyTele Marketing Inc.	British Virgin Islands

ITUS Patent Acquisition Corporation	State of Delaware

J-Channel Industries Corporation	State of Delaware

Loyalty Conversion Systems Corporation	State of Delaware

Secure Web Conference Corporation	State of Delaware

Encrypted Cellular Communications Corporation	State of Delaware

Auction Acceleration Corp.	State of Delaware

Cyber Instruments Technologies Corporation	State of Delaware

Meetrix IP, LLC	State of Texas